SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 18, 2014

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated July18, 2014 regarding “Second Quarter Report 2014”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: July 18, 2014

Second quarter report 2014

Stockholm, July 18, 2014

SECOND QUARTER HIGHLIGHTS	Read more (page)

• Sales in the quarter were SEK 54.8 (55.3) b. Sales for comparable units, adjusted for currency, decreased -1% YoY and increased 13% QoQ	3

• Sales recovered compared to the previous quarter driven by growth in the Middle East, China and India, as well as continued capacity business in North America	2

• Gross margin increased YoY to 36.4% (32.4%), driven by strong development in capacity business, increased IPR revenues and lower restructuring charges	3

• With current visibility, key contracts awarded will gradually impact sales and business mix, in the second half of the year	2

• Operating margin improved YoY to 7.3% (4.5%), mainly driven by stronger performance in segment Networks	3

• Operating income amounted to SEK 4.0 (2.5) b.	5-8

• Cash flow from operating activities was SEK 2.1 (4.3) b.	11

SEK b.	Q2 2014	Q2 2013	YoY change	Q1 2014	QoQ change	Six months 2014	Six months 2013
Net sales	54.8	55.3	-1%	47.5	15%	102.4	107.4
Sales growth adj. for comparable units and currency	—	—	-1%	—	13%	-4%	7%
Gross margin	36.4%	32.4%	—	36.5%	—	36.4%	32.2%
Operating income	4.0	2.5	62%	2.6	52%	6.6	4.6
Operating margin	7.3%	4.5%	—	5.5%	—	6.5%	4.3%
Net income	2.7	1.5	76%	1.7	57%	4.4	2.7
EPS diluted, SEK	0.79	0.45	76%	0.65	22%	1.44	0.82
EPS (Non-IFRS), SEK 1)	1.07	0.88	22%	0.90	19%	1.98	1.88
Cash flow from operating activities	2.1	4.3	-52%	9.4	-78%	11.5	1.3
Net cash, end of period	32.5	27.4	18%	43.6	-26%	32.5	27.4

1)	EPS, diluted, excl. amortizations and write-downs of acquired intangible assets, and restructuring

Ericsson Second Quarter Report 2014	1

CEO Comments

Sales for comparable units, adjusted for currency, recovered compared to the previous quarter and were down by -1% year-over-year. Operating margin improved year-over-year, mainly driven by stronger performance in segment Networks.

Sales in the quarter year-over-year were driven by growth in the Middle East, China and India, as well as continued capacity business in North America. This was offset by, as previously communicated, lower revenues from two large mobile broadband coverage projects in North America that peaked in the first half of 2013, and reduced activity in Japan.

The operating margin improved year-over-year, especially in segment Networks. This was due to a higher gross margin primarily from improved business mix with an increased share of mobile broadband capacity projects in advanced LTE markets, as well as higher recurring IPR revenues and efficiency improvements.

After a slow start of the year, we are executing on previously awarded 4G/LTE contracts in Mainland China and Taiwan. Furthermore, the investment climate in India is improving following the concluded spectrum auctions and government elections held in May.

Political unrest prevails in parts of the Middle East and Africa and is still impacting sales. There is also a continued political uncertainty in Russia and the Ukraine, but this had no negative impact on sales in the quarter.

As previously stated and with current visibility, key contracts awarded will gradually impact sales and business mix in the second half of the year.

In line with our strategic agenda, we have continued investing into new and targeted areas. The addition of the modems and Mediaroom businesses, as well as increased investments in IP, have resulted in increased R&D spending. At the same time, we continue to execute on profit improvement activities.

Our modems business will start generating sales by the end of this year, as our modem M7450 will be featured in smartphones and data devices. During the first half of 2014, we have invested SEK 1.2 b. primarily in R&D and we have a strong technology platform. However, the performance of the business is linked to our customers’ success. As previously communicated, success will be measured in an 18-24 months timeframe after integration of the modems business, which was completed in August 2013.

Support Solutions showed negative result in the quarter due to lower sales related to legacy portfolio. However, the transition from traditional telecom software license business models to recurrent license revenue deals continues.

Operating cash flow was positive in the quarter driven mainly by improved income and maintained working capital days. The execution of the company-wide order-to-cash initiative continues and shows good progress.

In a transforming ICT market, we continue to evolve through investments in both our core business as well as in new and targeted areas. Through our technology and services leadership we are well positioned to continue to be a strategic partner to our customers as they move to capture new market opportunities.

Hans Vestberg

President and CEO

Ericsson Second Quarter Report 2014	2

Financial highlights

SEK b.	Q2 2014	Q2 2013	YoY change	Q1 2014	QoQ change	6 months 2014	6 months 2013
Net sales	54.8	55.3	-1%	47.5	15%	102.4	107.4
Of which Networks	29.0	28.1	3%	24.4	19%	53.3	56.3
Of which Global Services	23.1	24.9	-7%	20.4	13%	43.4	46.3
Of which Support Solutions	2.8	2.3	21%	2.8	2%	5.6	4.8
Of which Modems	0.0	—	—	0.0	—	0.0	—
Gross income	19.9	17.9	11%	17.3	15%	37.3	34.6
Gross margin (%)	36.4%	32.4%	—	36.5%	—	36.4%	32.2%
Research and development expenses	-9.1	-7.7	17%	-8.3	10%	-17.4	-15.6
Selling and administrative expenses	-6.5	-6.6	-1%	-6.5	1%	-13.0	-13.3
Other operating income and expenses	-0.2	-1.0	-80%	0.0	—	-0.2	-1.0
Operating income	4.0	2.5	62%	2.6	52%	6.6	4.6
Operating margin	7.3%	4.5%	—	5.5%	—	6.5%	4.3%
for Networks	12%	5%	—	10%	—	11%	5%
for Global Services	6%	6%	—	5%	—	6%	5%
for Support Solutions	-13%	-12%	—	0%	—	-7%	-7%
for Modems	—	—	—	—	—	—	—
Financial net	-0.2	-0.3	-35%	-0.2	-7%	-0.4	-0.7
Taxes	-1.1	-0.6	76%	-0.7	57%	-1.9	-1.2
Net income	2.7	1.5	76%	1.7	57%	4.4	2.7
Restructuring charges	-0.2	-0.9	-74%	-0.1	87%	-0.4	-2.8

Net sales

Sales in the quarter, compared to last year, were driven by growth in the Middle East, China and India, as well as continued capacity business in North America. This was offset by, as previously communicated, lower revenues from two large mobile broadband coverage projects in North America that peaked in the first half of 2013, and the impact from reduced activity in Japan.

Segment Networks sales grew YoY while sales in Network Rollout, within segment Global Services, continued to decline. IPR revenues grew YoY following the Samsung license agreement reached in January 2014.

Sales increased sequentially after a weak Q1 2014, driven by strong sales in North America, China and Brazil.

Gross margin

Gross margin increased YoY. Continued strong development in capacity business contributed to higher hardware margins. Increased IPR revenues, lower restructuring charges and efficiency improvements combined with lower Network Rollout sales, also contributed positively to the gross margin.

Restructuring charges

Restructuring charges increased somewhat QoQ but remained at a low level and decreased YoY. The execution on the service delivery strategy, to move local service delivery resources to global centers, continues, but at slower pace compared to last year.

Operating expenses

Total operating expenses increased YoY, mainly due to increased R&D expenses primarily related to the added modems and Mediaroom businesses.

SG&A expenses decreased slightly YoY.

Ericsson Second Quarter Report 2014	3

Quarterly sales, SEK b. and reported sales growth year over year, percent	Operating expenses, SEK b. and operating expenses as percentage of sales	Operating income SEK b. and operating margin, percent

Other operating income and expenses

The revaluation effect from hedges was SEK -0.5 b. compared to SEK -0.1 b. in Q1 2014 and -0.2 b. in Q2 2013. In Q2 2013, there were one-time items of SEK -0.9 b. related to divestments and for exiting the power and telecom cable operations.

Operating income

Operating income increased YoY driven by favorable business mix, IPR revenues and lower restructuring charges, partly offset by increased operating expenses.

Q2 2013 was also impacted by the one-time items of SEK -0.9 b. as mentioned above.

Financial net

Financial net improved slightly YoY mainly due to interest rate revaluation effects.

Net income and EPS

Net income and EPS diluted increased following the improved operating income.

Ericsson Second Quarter Report 2014	4

Segment results

NETWORKS

Segment sales, SEK b.	Quarterly sales, SEK b. and sales growth year over year	Operating income, SEK b. and operating margin, percent

SEK b.	Q2 2014	Q2 2013	YoY change	Q1 2014	QoQ change	6 months 2014	6 months 2013
Net sales	29.0	28.1	3%	24.4	19%	53.3	56.3
Sales growth adj. for comparable units and currency	—	—	5%	—	16%	-3%	7%
Operating income	3.6	1.3	168%	2.5	44%	6.1	2.9
Operating margin	12%	5%	—	10%	—	11%	5%
EBITA margin	14%	7%	—	13%	—	14%	8%
Restructuring charges	-0.1	-0.3	-59%	-0.1	38%	-0.2	-1.6

Net sales

Sales, adjusted for comparable units and currency, recovered in the quarter driven by growth in the Middle East, China, US and India. The majority of sales growth was in Radio Access. In addition, IP Edge and IMS solutions showed good growth. Capacity business developed favorably also this quarter, particularly in advanced LTE markets, driven by operators’ focus on network performance as a key differentiator. The decline in mobile broadband coverage projects in North America and Japan continued as expected.

Sales increased QoQ following a weak first quarter 2014. CDMA sales have stabilized with sales at SEK 0.4 b. in the quarter with a YoY sales decline.

Operating income and margin

For the fourth consecutive quarter, operating margin was 10% or above and operating income has more than doubled over the last six months. The YoY increase was supported by improved business mix, higher IPR revenues and continued focus on commercial excellence and operational effectiveness. The operating margin increased QoQ as a result of higher sales volumes.

Business update

Mobile broadband demand, VoLTE and growing interest in LTE broadcast drives performance initiatives including carrier aggregation and network densification. Small cells and the use of new frequency bands will also be key to address demand.

The momentum for the multi-application router, SSR 8000, continued with 120 contracts signed since the launch in December 2011. During the quarter, 11 new contracts were signed of which 3 were for fixed networks.

Ericsson Second Quarter Report 2014	5

GLOBAL SERVICES

Segment sales, SEK b.	Quarterly sales, SEK b. and sales growth year over year	Operating income, SEK b. and operating margin, percent

SEK b.	Q2 2014	Q2 2013	YoY change	Q1 2014	QoQ change	6 months 2014	6 months 2013
Net sales	23.1	24.9	-7%	20.4	13%	43.4	46.3
Of which Professional Services	16.6	16.8	-1%	15.1	10%	31.7	31.4
Of which Managed Services	6.5	6.8	-4%	5.8	13%	12.2	12.6
Of which Network Rollout	6.5	8.1	-19%	5.3	23%	11.8	14.9
Sales growth adj. for comparable units and currency	—	—	-8%	—	11%	-5%	9%
Operating income	1.5	1.6	-5%	1.0	44%	2.5	2.3
Of which Professional Services	2.1	2.3	-8%	1.9	11%	4.0	4.1
Of which Network Rollout	-0.6	-0.7	-16%	-0.9	-29%	-1.5	-1.8
Operating margin	6%	6%	—	5%	—	6%	5%
for Professional Services	13%	14%	—	13%	—	13%	13%
for Network Rollout	-9%	-9%	—	-16%	—	-12%	-12%
EBITA margin	8%	7%	—	6%	—	7%	6%
Restructuring charges	-0.1	-0.6	-86%	0.0	153%	-0.1	-1.0

Net sales

Sales, adjusted for comparable units and currency, declined due to reduced mobile broadband network rollout activities in North America and Japan. Professional Services sales remained stable.

Managed Services continues to show high business activity and sales grew QoQ. During the quarter, several new contracts were announced, including a 5-year managed services deal in Romania involving more than 700 employees moving to Ericsson.

Global Services sales increased QoQ driven by increased activities in North America, impacting both Professional Services and Network Rollout.

Operating income and margin

Operating margin remained stable YoY. Network Rollout profitability improved sequentially, due to a reduced negative impact from the European modernization projects and lower temporary project costs in North America.

Professional Services margin declined slightly YoY due to lower sales.

Business update

The acquisition of Red Bee Media was finalized and consolidated as of May. The acquisition has strengthened Ericsson’s position in the transforming television and media industry and several new contracts have been signed in the quarter.

Other information	Q2 2014	Q1 2014	Full year 2013
Number of signed Managed Services contracts	21	16	84
Number of signed significant consulting & systems integration contracts 1)	12	9	31
Number of Ericsson services professionals, end of period	64,000	61,000	64,000

1)	In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

Ericsson Second Quarter Report 2014	6

SUPPORT SOLUTIONS

Segment sales, SEK b.	Quarterly sales, SEK b. and sales growth year over year	Operating income, SEK b. and operating margin, percent

SEK b.	Q2 2014	Q2 2013	YoY change	Q1 2014	QoQ change	6 months 2014	6 months 2013
Net sales	2.8	2.3	21%	2.8	2%	5.6	4.8
Sales growth adj. for comparable units and currency	—	—	5%	—	1%	4%	-12%
Operating income	-0.4	-0.3	34%	0.0	—	-0.4	-0.3
Operating margin	-13%	-12%	—	0%	—	-7%	-7%
EBITA margin	-7%	-6%	—	7%	—	0%	0%
Restructuring charges	0.0	0.0	0%	0.0	—	0.0	-0.1

Net sales

Reported sales, and sales adjusted for comparable units and currency, increased YoY. Growth from the acquired Mediaroom business and in OSS was partly offset by lower BSS sales in Latin America, Sub-Sahara Africa and India.

Sales increased slightly QoQ with strong growth in North America offset by weak sales in emerging markets.

Operating income and margin

Operating income and margin declined YoY and QoQ due to lower sales from legacy portfolio. In addition, investments in next-generation TV solutions are accelerating and this impacted operating income negatively.

Business update

An important multi-year BSS contract with T-Mobile in the US was announced in the quarter. The contract includes software, professional services and third party hardware.

The overall transition from traditional telecom software license business models to recurrent license revenue deals continues.

Ericsson Second Quarter Report 2014	7

MODEMS

SEK b.	Q2 2014	Q1 2014	QoQ change
Net sales	0.0	0.0	—
Sales growth for comparable units and currency	—	—	—
Operating income	-0.5	-0.7	-39%
Operating margin	—	—	—
EBITA margin	—	—	—
Restructuring charges	0.0	0.0	—

Background

Since August 2013, Ericsson has a LTE thin-modems business with industry leading technology and intellectual property. The operation was integrated into Ericsson after the split-up of the joint venture ST-Ericsson last year. Modems are part of Ericsson’s vision of 50 billion connected devices and the ambition is to be a leading supplier in the thin-modems market. The first product, Ericsson M7450, was released for commercial use in Q4 2013.

Operating income

Operating income was SEK -0.5 b. Total operating expenses for the modems business in 2014 are still estimated at approximately SEK -2.6 b.

Net sales are expected in the second half of 2014.

Business update

Global operator certification for M7450 is progressing as planned, and work is ongoing with tier one smartphone manufacturers to integrate it in their devices. Smartphones and data devices featuring M7450 will be on the market by the end of this year.

Ericsson Second Quarter Report 2014	8

Regional Sales

	Second quarter 2014				Change
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	7.7	6.4	1.1	15.2	-1%	24%
Latin America	2.6	2.6	0.2	5.4	-3%	15%
Northern Europe and Central Asia	1.8	0.9	0.0	2.7	0%	12%
Western and Central Europe	1.8	2.6	0.2	4.6	1%	5%
Mediterranean	2.5	2.9	0.2	5.5	-11%	15%
Middle East	2.5	1.8	0.2	4.5	13%	17%
Sub-Saharan Africa	0.9	1.0	0.1	1.9	-29%	4%
India	0.9	0.7	0.0	1.6	29%	-3%
North East Asia	4.3	2.0	0.1	6.4	-4%	31%
South East Asia and Oceania	1.8	1.7	0.1	3.7	-3%	6%
Other 1)	2.2	0.5	0.6	3.4	23%	3%
Total	29.0	23.1	2.8	54.8	-1%	15%

1)	Region “Other” includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America

Sales in the quarter were driven by network quality and capacity expansion business, primarily as a result of increasing video traffic. This was offset by lower revenues from two large mobile broadband coverage projects that peaked in the first half of 2013. Recent network ICT transformation contracts, including the modernization of OSS and BSS, drove the Professional Services business.

Latin America

Sales decreased slightly YoY. Operators continue to invest to increase 3G network quality as well as deploy LTE.

Northern Europe and Central Asia

Sales were stable driven by mobile broadband infrastructure investments in Russia and operator focus on network quality. The non-operator business in the Nordics continued to show stable progress.

Western and Central Europe

Sales increased YoY predominantly driven by Managed Services. Investments in network quality and capacity continue to be the main driver. However, this does not fully offset the decline in network modernization projects. Support Solutions increased YoY through the inclusion of Mediaroom.

Mediterranean

Sales in the region declined YoY due to major modernization projects that peaked in the beginning of 2013. Demand for Professional Services continued, driven by Managed Services.

Middle East

Sales continued to show solid growth YoY mainly driven by 3G deployments. 4G is also being deployed in parts of the region. Overall demand for network infrastructure is driven by the rapid increase in data traffic, as well as coverage requirements fueled by new mobile licenses.

Sub-Saharan Africa

During the quarter, sales declined due to overall cautious operator investment levels. This was partly offset by growth in Managed Services as operators seek operational efficiencies.

India

Sales grew YoY as operators increased mobile broadband infrastructure spending in response to rising data volumes. Increased sales related to OSS and BSS also contributed to growth.

North East Asia

Sales decreased YoY as a result of expected lower network investment levels in Japan and the continued structural decline of GSM in China. The decline was partly offset by execution on previously awarded 4G/LTE contracts in Mainland China and Taiwan.

South East Asia and Oceania

Networks sales declined further as major 3G projects in Indonesia peaked in 2013. Global Services sales increased QoQ and YoY driven by a significant rollout project in Australia. There is an increased focus on network quality to improve customer experience in several markets.

Other

Licensing revenues showed good development YoY, following the Samsung agreement. Broadcast services continued to grow as the acquired Red Bee Media business was consolidated in the quarter.

Ericsson Second Quarter Report 2014	9

Cash flow

SEK b.	Q2 2014	Q2 2013	Q1 2014
Net income reconciled to cash	5.9	3.5	3.2
Changes in operating net assets	-3.8	0.8	6.2
Cash flow from operating activities	2.1	4.3	9.4
Cash flow from investing activities	3.7	7.5	-8.8
Cash flow from financing activities	-12.2	-13.1	-5.1
Net change in cash and cash equivalents	-5.0	1.0	-4.0
Cash conversion (%)	35%	123%	290%

The positive cash flow from operating activities was driven by strong income with maintained working capital days. Working capital increased mainly as a result of increased sales and preparation for new projects.

Investing activities were impacted by acquisitions of SEK -1.5 b., primarily related to Red Bee Media, and normal capex investments of SEK -1.3 b.

Short-term investments with maturity of more than 3 months have decreased by SEK 7.0 b., primarily as a result of transferred liquidity to Cash and cash equivalents in order to cater for dividend payout.

Cash flow from financing activities in the quarter was mainly related to dividend payouts of SEK -9.8 b. and repayment of debt of SEK -2.0 b.

Payments for ongoing restructuring charges amounted to approximately SEK 0.2 b. in the quarter.

Working capital KPIs, number of days	Jan-Jun 2014	Jan-Mar 2014	Jan-Dec 2013	Jan-Sep 2013	Jan-Jun 2013
Sales outstanding	113	112	97	109	103
Inventory	70	72	62	72	73
Payable	61	62	53	53	55

Days of sales outstanding increased, mainly due to increased sales in the quarter.

Inventory days decreased due to higher volumes and improved process lead times. However, inventory levels increased as an effect of preparation for coming mobile broadband deployments.

Efforts to reduce working capital through a better order-to-cash process continue.

Ericsson Second Quarter Report 2014	10

Financial position

SEK b.	Jun 30 2014	Mar 31 2014	Dec 31 2013
+ Short-term investments	35.3	41.8	35.0
+ Cash and cash equivalents	33.1	38.1	42.1
Gross cash	68.4	79.9	77.1
- Interest bearing liabilities and post-employment benefits	35.9	36.3	39.3
Net cash	32.5	43.6	37.8
Equity	138.0	142.6	141.6
Total assets	265.5	267.2	269.2
Capital turnover (times)	1.2	1.1	1.3
Return on capital employed (%)	8.2%	6.7%	10.7%
Equity ratio (%)	52.0%	53.4%	52.6%
Return on equity (%)	6.8%	6.0%	8.7%

Net cash decreased in the quarter as a result of dividend payout. Borrowings decreased after a loan repayment of EUR 220 million (SEK 2.0 b.) that matured in the quarter.

Post-employment benefits increased by SEK 1.3 b.,mainly due to lower discount rates.

The average maturity of long-term borrowings as of June 30, 2014, was 6.2 years, compared to 5.4 years 12 months ago.

Ericsson has one unutilized Revolving Credit Facility of USD 2.0 b. During the quarter the facility was extended by one year and will mature 2020.

Debt maturity profile, Parent Company, SEK b.

Ericsson Second Quarter Report 2014	11

Parent company

Income after financial items was SEK 2.9 (2.7) b.

Major changes in the Parent Company’s financial position for the year; decreased cash, cash equivalents and short-term investments of SEK 6.1 b., increased current and non-current receivables to subsidiaries of SEK 5.2 b. and increased current and non-current liabilities to subsidiaries of SEK 12.6 b. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 52.4 (58.5) b.

In June the Parent Company repaid bonds of EUR 220 million at maturity date.

A dividend payment of SEK 9.7 b. was made in the quarter as decided by the Annual General Meeting.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,172,945 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2014, was 69,017,337 Class B shares.

Ericsson Second Quarter Report 2014	12

Other information

Ericsson’s Nomination Committee appointed

On May 21, 2014, Ericsson announced that the Nomination Committee for the Annual General Meeting (AGM) 2015 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the AGM 2012.

Ericsson completes acquisition of Red Bee Media

On May 12, 2014, Ericsson announced completion of its acquisition of Red Bee Media, a leading media services company headquartered in the UK, from Creative Broadcast Services Holdings - an entity controlled by Macquarie Advanced Investment Partners, L.P. Ericsson announced its intention to acquire Red Bee Media on July 1, 2013, and the UK’s Competition Commission formally cleared the acquisition on March 27, 2014.

Ericsson appoints Rima Qureshi as Chief Strategy Officer

On April 30, 2014, Ericsson announced the appointment of Rima Qureshi as Chief Strategy Officer for the Ericsson Group. She will also drive the company’s mergers and acquisitions (M&A) strategy and activities. In addition, she will serve as Chairman of Business Unit Modems.

New structure to support segment Networks growth

On April 24, 2014, Ericsson announced the establishment of two new business units within segment Networks in a move to accelerate transformation and support growth. The company has created two new units, Business Unit Radio and Business Unit Cloud & IP, replacing the old Business Unit Networks. The change in organization will enable more focus on the needs of each business while maintaining an end-to-end view on segment Networks. Johan Wibergh, Executive Vice President, will continue to lead segment Networks and remains a member of Ericsson’s Executive Leadership Team.

Composition of the Board of Directors

In conjunction with theAGM on April 11, 2014, Ericsson announced that, in accordance with the proposal of the Nomination Committee, Leif Johansson was re-elected Chairman of the Board of Directors. Roxanne S. Austin, Sir Peter L. Bonfield, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Sverker Martin-Löf, Kristin Skogen Lund, Hans Vestberg, Jacob Wallenberg and Pär Östberg were re-elected to the Board. Board members appointed by the unions are Pehr Claesson, Kristina Davidsson and Karin Åberg. Deputy board members appointed by the unions are Rickard Fredriksson, Karin Lennartsson and Roger Svensson.

Antitrust investigations against Ericsson

In March 2013, Ericsson filed a patent infringement lawsuit in the Indian Delhi High Court against Micromax Informatics Limited. As part of its defense, Micromax filed a complaint with the Competition Commission of India (CCI) and in November 2013 the CCI decided to refer the case to the Director General’s Office for an in-depth investigation. In January 2014 the CCI announced they had opened another investigation against Ericsson based on claims made by Intex Technologies (India) Limited. Ericsson has made numerous attempts to sign a license agreement with Micromax and Intex on Fair, Reasonable and Non-discriminatory (FRAND) terms.

Ericsson Second Quarter Report 2014	13

Risk factors

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2013. Compared to the risks described in the Annual Report 2013, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new build outs of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD, JPY and EUR;

•	Political unrest or instability in certain markets;
•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, July 18, 2014

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

This report has not been reviewed by

Telefonaktiebolaget LM Ericsson’s auditors.

Date for next report: October 24, 2014

Ericsson Second Quarter Report 2014	14

Board Assurance

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 18, 2014

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Leif Johansson Chairman	Jacob Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Nora Denzel Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Kristin Skogen Lund Member of the board

Alexander Izosimov Member of the board		Pär Östberg Member of the board

Pehr Claesson Member of the board	Kristina Davidsson Member of the board	Karin Åberg Member of the board

Hans Vestberg Member of the board and President and CEO

Ericsson Second Quarter Report 2014	15

Editor’s note

Ericsson invites media, investors and analysts to a press briefing at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), July 18, 2014. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at

www.ericsson.com/press and

www.ericsson.com/investors

Video material will be published during the day on

www.ericsson.com/press

For further information, please contact:

Helena Norrman, Senior Vice President,

Communications

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Investor Relations

Phone: +46 10 714 64 49, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,

Investor Relations

Phone: +46 10 713 39 28, +46 73 082 59 28

E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone: +46 10 714 54 00, +46 761 005 400

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,

Head of External Communications

Phone: +46 10 719 97 27, +46 73 024 48 73

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Second Quarter Report 2014	16

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Second Quarter Report 2014	17

Financial statements and additional information

Financial statements

19     Consolidated income statement

19      Statement of comprehensive income

20     Consolidated balance sheet

21      Consolidated statement of cash flows

22     Consolidated statement of changes in equity

23      Consolidated income statement - isolated quarters

24     Consolidated statement of cash flows - isolated quarters

25      Parent Company income statement

25     Parent Company balance sheet

Additional information

26     Accounting policies

27      Net sales by segment by quarter

27      Sales growth for comparable units, adjusted for currency effects and hedging

28     Operating income by segment by quarter

28      Operating margin by segment by quarter

29     EBITA by segment by quarter

29      EBITA margin by segment by quarter

30     Net sales by region by quarter

31      Net sales by region by quarter (cont.)

31     Top 5 countries in sales

32      Net sales by region by segment

33     Provisions

33      Information on investments in assets subject to depreciation, amortizations, impairment and write-downs

33     Reconciliation table, non-IFRS measurements

34      Other information

34     Number of employees

35      Restructuring charges by function

35     Restructuring charges by segment

Ericsson Second Quarter Report 2014	18

CONSOLIDATED INCOME STATEMENT

	Apr - Jun			Jan - Jun
SEK million	2013	2014	Change	2013	2014	Change
Net sales	55,331	54,849	-1%	107,363	102,354	-5%
Cost of sales	-37,412	-34,910	-7%	-72,806	-65,094	-11%

Gross income	17,919	19,939	11%	34,557	37,260	8%
Gross margin (%)	32.4%	36.4%		32.2%	36.4%
Research and development expenses	-7,747	-9,084	17%	-15,624	-17,359	11%
Selling and administrative expenses	-6,629	-6,541	-1%	-13,272	-12,993	-2%

Operating expenses	-14,376	-15,625	9%	-28,896	-30,352	5%
Other operating income and expenses	-1,040	-206		-1,020	-185
Shares in earnings of JV and associated companies	-38	-109		-70	-94	34%

Operating income	2,465	3,999	62%	4,571	6,629	45%
Financial income	304	268		484	669
Financial expenses	-606	-465		-1,171	-1,077

Income after financial items	2,163	3,802	76%	3,884	6,221	60%
Taxes	-647	-1,140		-1,164	-1,867

Net income	1,516	2,662	76%	2,720	4,354	60%

Net income attributable to:
- Stockholders of the Parent Company	1,469	2,579		2,674	4,699
- Non-controlling interests	47	83		46	-345
Other information
Average number of shares, basic (million)	3,224	3,235		3,223	3,234
Earnings per share, basic (SEK) 1)	0.46	0.80		0.83	1.45
Earnings per share, diluted (SEK) 1)	0.45	0.79		0.82	1.44

STATEMENT OF COMPREHENSIVE INCOME

	Apr - Jun			Jan - Jun
SEK million	2013	2014		2013	2014
Net income	1,516	2,662		2,720	4,354
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	954	-574		1,773	-2,196
Tax on items that will not be reclassified to profit or loss	-318	114		-706	443
Items that may be reclassified to profit or loss
Cash flow hedges
Gains/losses arising during the period	-36	—		138	—
Reclassification adjustments for gains/losses included in profit or loss	-297	—		-763	—
Adjustments for amounts transferred to initial carrying amount of hedged items
Revaulation of other investments in shares and participations
Fair value remeasurement	69	—		69	—
Changes in cumulative translation adjustments	1,404	2,619		686	3,020
Share of other comprehensive income on JV and associated companies	120	117		104	128
Tax on items that may be reclassified to profit or loss	65	—		127	—
Total other comprehensive income, net of tax	1,961	2,276		1,428	1,395

Total comprehensive income	3,477	4,938		4,148	5,749

Total comprehensive income attributable to:
Stockholders of the Parent Company	3,394	4,792		4,087	6,032
Non-controlling interest	83	146		61	-283

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2014	19

CONSOLIDATED BALANCE SHEET

	Dec 31	Mar 31	Jun 30
SEK million	2013	2014	2014
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,348	3,212	3,082
Goodwill	31,544	32,114	34,243
Intellectual property rights, brands and other intangible assets	12,815	11,889	11,765
Property, plant and equipment	11,433	11,209	11,924
Financial assets
Equity in JV and associated companies	2,568	2,595	2,324
Other investments in shares and participations	505	509	510
Customer finance, non-current	1,294	1,146	1,240
Other financial assets, non-current	5,684	5,779	6,303
Deferred tax assets	9,103	10,030	10,880

	78,294	78,483	82,271
Current assets
Inventories	22,759	24,962	26,915
Trade receivables	71,013	63,643	66,763
Customer finance, current	2,094	1,698	1,994
Other current receivables	17,941	18,528	19,208
Short-term investments	34,994	41,779	35,310
Cash and cash equivalents	42,095	38,096	33,088

	190,896	188,706	183,278
Total assets	269,190	267,189	265,549

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	140,204	141,643	136,948
Non-controlling interest in equity of subsidiaries	1,419	990	1,010

	141,623	142,633	137,958
Non-current liabilities
Post-employment benefits	9,825	11,633	12,884
Provisions, non-current	222	198	202
Deferred tax liabilities	2,650	2,466	2,624
Borrowings, non-current	22,067	18,900	19,504
Other non-current liabilities	1,459	1,532	1,699

	36,223	34,729	36,913
Current liabilities
Provisions, current	5,140	4,730	4,377
Borrowings, current	7,388	5,737	3,525
Trade payables	20,502	20,482	22,795
Other current liabilities	58,314	58,878	59,981

	91,344	89,827	90,678
Total equity and liabilities	269,190	267,189	265,549

Of which interest-bearing liabilities and post-employment benefits	39,280	36,270	35,913
Of which net cash	37,809	43,605	32,485
Assets pledged as collateral	2,556	2,528	2,522
Contingent liabilities	657	658	664

Ericsson Second Quarter Report 2014	20

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun		Jan - Jun		Jan - Dec
SEK million	2013	2014	2013	2014	2013
Operating activities
Net income	1,516	2,662	2,720	4,354	12,174
Adjustments to reconcile net income to cash
Taxes	-689	26	-2,538	-1,322	-1,323
Earnings/dividends in JV and associated companies	37	356	70	340	258
Depreciation, amortization and impairment losses	2,436	2,414	4,847	4,774	10,137
Other	183	404	-18	953	756

	3,483	5,862	5,081	9,099	22,002
Changes in operating net assets
Inventories	600	-1,188	-826	-3,287	4,868
Customer finance, current and non-current	912	-341	1,172	217	1,809
Trade receivables	3,084	-892	1,150	7,065	-8,504
Trade payables	518	1,644	-2,430	1,534	-2,158
Provisions and post-employment benefits	-1,752	-225	-597	-689	-3,298
Other operating assets and liabilities, net	-2,554	-2,806	-2,229	-2,483	2,670

	808	-3,808	-3,760	2,357	-4,613
Cash flow from operating activities	4,291	2,054	1,321	11,456	17,389
Investing activities
Investments in property, plant and equipment	-1,278	-1,320	-2,474	-2,354	-4,503
Sales of property, plant and equipment	11	53	102	327	378
Acquisitions/divestments of subsidiaries and other operations, net	-39	-1,512	-175	-2,361	-2,682
Product development	-214	-185	-496	-382	-915
Other investing activities	-203	-388	95	-557	-1,330
Short-term investments	9,209	7,012	6,349	222	-2,057

Cash flow from investing activities	7,486	3,660	3,401	-5,105	-11,109
Cash flow before financing activities	11,777	5,714	4,722	6,351	6,280
Financing activities
Dividends paid	-8,863	-9,828	-8,924	-9,828	-9,153
Other financing activities	-4,236	-2,393	-4,144	-7,462	-355

Cash flow from financing activities	-13,099	-12,221	-13,068	-17,290	-9,508
Effect of exchange rate changes on cash	2,357	1,499	2,143	1,932	641
Net change in cash and cash equivalents	1,035	-5,008	-6,203	-9,007	-2,587
Cash and cash equivalents, beginning of period	37,444	38,096	44,682	42,095	44,682
Cash and cash equivalents, end of period	38,479	33,088	38,479	33,088	42,095

Ericsson Second Quarter Report 2014	21

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Jan - Jun	Jan - Jun	Jan - Dec
SEK million	2013	2014	2013
Opening balance	138,483	141,623	138,483
Total comprehensive income	4,148	5,749	11,881
Sale/repurchase of own shares	40	54	90
Stock purchase plan	193	360	388
Dividends paid	-8,924	-9,828	-9,153
Transactions with non-controlling interests	-73	—	-66

Closing balance	133,867	137,958	141,623

Ericsson Second Quarter Report 2014	22

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	52,032	55,331	52,981	67,032	47,505	54,849
Cost of sales	-35,394	-37,412	-36,028	-42,171	-30,184	-34,910

Gross income	16,638	17,919	16,953	24,861	17,321	19,939
Gross margin (%)	32.0%	32.4%	32.0%	37.1%	36.5%	36.4%
Research and development expenses	-7,877	-7,747	-7,710	-8,902	-8,275	-9,084
Selling and administrative expenses	-6,643	-6,629	-5,778	-7,223	-6,452	-6,541

Operating expenses	-14,520	-14,376	-13,488	-16,125	-14,727	-15,625
Other operating income and expenses	20	-1,040	805	328	21	-206
Shares in earnings of JV and associated companies	-32	-38	-51	-9	15	-109

Operating income	2,106	2,465	4,219	9,055	2,630	3,999
Financial income	180	304	678	184	401	268
Financial expenses	-565	-606	-595	-327	-612	-465

Income after financial items	1,721	2,163	4,302	8,912	2,419	3,802
Taxes	-517	-647	-1,292	-2,468	-727	-1,140

Net income	1,204	1,516	3,010	6,444	1,692	2,662

Net income attributable to:
- Stockholders of the Parent Company	1,205	1,469	2,921	6,410	2,120	2,579
- Non-controlling interests	-1	47	89	34	-428	83
Other information
Average number of shares, basic (million)	3,222	3,224	3,227	3,230	3,233	3,235
Earnings per share, basic (SEK) 1)	0.37	0.46	0.91	1.98	0.66	0.80
Earnings per share, diluted (SEK) 1)	0.37	0.45	0.90	1.97	0.65	0.79

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2014	23

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Operating activities
Net income	1,204	1,516	3,010	6,444	1,692	2,662
Adjustments to reconcile net income to cash
Taxes	-1,849	-689	-881	2,096	-1,348	26
Earnings/dividends in JV and associated companies	33	37	50	138	-16	356
Depreciation, amortization and impairment losses	2,411	2,436	2,546	2,744	2,360	2,414
Other	-201	183	-327	1,101	549	404

	1,598	3,483	4,398	12,523	3,237	5,862
Changes in operating net assets
Inventories	-1,426	600	357	5,337	-2,099	-1,188
Customer finance, current and non-current	260	912	800	-163	558	-341
Trade receivables	-1,934	3,084	-4,744	-4,910	7,957	-892
Trade payables	-2,948	518	-588	860	-110	1,644
Provisions and post-employment benefits	1,155	-1,752	-970	-1,731	-464	-225
Other operating assets and liabilities, net	325	-2,554	2,206	2,693	323	-2,806

	-4,568	808	-2,939	2,086	6,165	-3,808
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402	2,054
Investing activities
Investments in property, plant and equipment	-1,196	-1,278	-778	-1,251	-1,034	-1,320
Sales of property, plant and equipment	91	11	97	179	274	53
Acquisitions/divestments of subsidiaries and other operations, net	-136	-39	-1,794	-713	-849	-1,512
Product development	-282	-214	-237	-182	-197	-185
Other investing activities	298	-203	-230	-1,195	-169	-388
Short-term investments	-2,860	9,209	-144	-8,262	-6,790	7,012

Cash flow from investing activities	-4,085	7,486	-3,086	-11,424	-8,765	3,660
Cash flow before financing activities	-7,055	11,777	-1,627	3,185	637	5,714
Financing activities
Dividends paid	-61	-8,863	-21	-208	—	-9,828
Other financing activities	92	-4,236	43	3,746	-5,069	-2,393

Cash flow from financing activities	31	-13,099	22	3,538	-5,069	-12,221
Effect of exchange rate changes on cash	-214	2,357	-1,711	209	433	1,499
Net change in cash and cash equivalents	-7,238	1,035	-3,316	6,932	-3,999	-5,008
Cash and cash equivalents, beginning of period	44,682	37,444	38,479	35,163	42,095	38,096
Cash and cash equivalents, end of period	37,444	38,479	35,163	42,095	38,096	33,088

Ericsson Second Quarter Report 2014	24

PARENT COMPANY INCOME STATEMENT

	Apr - Jun		Jan -Jun
SEK million	2013	2014	2013	2014
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—
Operating expenses	-330	-209	-586	-551
Other operating income and expenses	711	658	1,351	1,323

Operating income	381	449	765	772
Financial net	1,177	2,023	1,969	2,140

Income after financial items	1,558	2,472	2,734	2,912
Transfers to (-) / from untaxed reserves	—	—	—	—
Taxes	-110	-187	-229	-261

Net income	1,448	2,285	2,505	2,651

STATEMENT OF COMPREHENSIVE INCOME

	Apr - Jun		Jan -Jun
SEK million	2013	2014	2013	2014
Net income	1,448	2,285	2,505	2,651
Cash flow hedges	—	—	—	—
Fair value remeasurement	—	—	—	—
Total other comprehensive income, net of tax	—	—	—	—

Total comprehensive income	1,448	2,285	2,505	2,651

PARENT COMPANY BALANCE SHEET
	Dec 31	Jun 30
SEK million	2013	2014
ASSETS
Fixed assets
Intangible assets	646	536
Tangible assets	571	627
Financial assets	94,741	95,156

	95,958	96,319
Current assets
Inventories	7	16
Receivables	17,247	21,392
Short-term investments	34,520	34,905
Cash and cash equivalents	23,954	17,456

	75,728	73,769
Total assets	171,686	170,088

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,018	48,018
Non-restricted equity	23,798	16,812

	71,816	64,830
Provisions	2,097	1,668
Non-current liabilities	44,491	43,235
Current liabilities	53,282	60,355
Total stockholders’ equity, provisions and liabilities	171,686	170,088

Assets pledged as collateral	553	522
Contingent liabilities	15,999	18,007

Ericsson Second Quarter Report 2014	25

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2013, and should be read in conjunction with that annual report.

As from January 1, 2014, the Company has applied the following new or amended IFRSs and IFRICs:

Amendment to IAS 32, “Financial instruments: Presentation,” Offsetting Financial Assets and Financial Liabilities. This amendment is related to the application guidance in IAS 32, ‘Financial instruments: Presentation,’ and clarifies some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

IFRIC 21, “Levies.” This interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets” sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the need to pay a levy and when a liability should be recognized.

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no significant difference between IFRS effective as per June 30, 2014 and IFRS as endorsed by the EU.

In the interim reports of 2013 disclosure was given in relation to IFRS 7 about fair valuation of financial instruments. Due to that the amounts are not considered material this disclosure will not be given in the interim reports as from the first quarter of 2014. Should amounts become material quarterly disclosure will be given as from then.

Ericsson Second Quarter Report 2014	26

NET SALES BY SEGMENT BY QUARTER

Segment Modems was consolidated as of October 1, 2013.

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	28,133	28,142	26,655	34,769	24,383	28,964
Global Services	21,452	24,851	23,974	27,166	20,356	23,059
Of which Professional Services	14,626	16,773	16,229	18,767	15,078	16,554
Of which Managed Services	5,888	6,754	6,264	6,574	5,754	6,485
Of which Network Rollout	6,826	8,078	7,745	8,399	5,278	6,505
Support Solutions	2,447	2,338	2,352	5,097	2,765	2,824
Modems	—	—	—	—	1	2

Total	52,032	55,331	52,981	67,032	47,505	54,849

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-20%	0%	-5%	30%	-30%	19%
Global Services	-24%	16%	-4%	13%	-25%	13%
Of which Professional Services	-23%	15%	-3%	16%	-20%	10%
Of which Managed Services	-13%	15%	-7%	5%	-12%	13%
Of which Network Rollout	-26%	18%	-4%	8%	-37%	23%
Support Solutions	-33%	-4%	1%	117%	-46%	2%
Modems	—	—	—	—	—	100%

Total	-22%	6%	-4%	27%	-29%	15%

	2013				2014
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	3%	1%	-1%	-1%	-13%	3%
Global Services	4%	3%	-1%	-3%	-5%	-7%
Of which Professional Services	-2%	-1%	-1%	-1%	3%	-1%
Of which Managed Services	3%	4%	-1%	-3%	-2%	-4%
Of which Network Rollout	19%	13%	-2%	-8%	-23%	-19%
Support Solutions	-19%	-33%	-29%	40%	13%	21%
Modems	—	—	—	—	—	—

Total	2%	0%	-3%	0%	-9%	-1%

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	28,133	56,275	82,930	117,699	24,383	53,347
Global Services	21,452	46,303	70,277	97,443	20,356	43,415
Of which Professional Services	14,626	31,399	47,628	66,395	15,078	31,632
Of which Managed Services	5,888	12,642	18,906	25,480	5,754	12,239
Of which Network Rollout	6,826	14,904	22,649	31,048	5,278	11,783
Support Solutions	2,447	4,785	7,137	12,234	2,765	5,589
Modems	—	—	—	—	1	3

Total	52,032	107,363	160,344	227,376	47,505	102,354

Year to date,	2013				2014
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan -Jun
Networks	3%	2%	1%	0%	-13%	-5%
Global Services	4%	4%	2%	0%	-5%	-6%
Of which Professional Services	-2%	-1%	-1%	-1%	3%	1%
Of which Managed Services	3%	4%	2%	1%	-2%	-3%
Of which Network Rollout	19%	16%	9%	4%	-23%	-21%
Support Solutions	-19%	-26%	-27%	-9%	13%	17%
Modems	—	—	—	—	—	—

Total	2%	1%	0%	0%	-9%	-5%

SALES GROWTH ADJUSTED FOR COMPARABLE UNITS AND CURRENCY (%)

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-17%	0%	-3%	31%	-30%	16%
Global Services	-20%	17%	-2%	13%	-25%	11%
Support Solutions	-30%	-5%	3%	102%	-45%	1%
Modems	—	—	—	—	—	164%

Total	-19%	6%	-2%	27%	-28%	13%

Isolated quarter,	2013				2014
year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	7%	8%	4%	3%	-10%	5%
Global Services	9%	9%	3%	1%	-3%	-8%
Support Solutions	-3%	-19%	-15%	35%	4%	5%
Modems	—	—	—	—	—	—

Total	7%	7%	3%	4%	-7%	-1%

Year to date,	2013				2014
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	7%	7%	6%	5%	-10%	-3%
Global Services	9%	9%	7%	5%	-3%	-5%
Support Solutions	-3%	-12%	-13%	0%	4%	4%
Modems	—	—	—	—	—	—

Total	7%	7%	5%	5%	-7%	-4%

Ericsson Second Quarter Report 2014	27

OPERATING INCOME BY SEGMENT BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	1,565	1,335	2,557	5,861	2,476	3,574
Global Services	726	1,564	1,808	2,087	1,036	1,487
Of which Professional Services	1,837	2,285	2,279	2,628	1,893	2,095
Of which Network Rollout	-1,111	-721	-471	-541	-857	-608
Support Solutions	-29	-283	-113	1,880	12	-378
Modems	—	—	—	-543	-745	-456
Unallocated 1)	-156	-151	-33	-230	-149	-228

Total	2,106	2,465	4,219	9,055	2,630	3,999

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	1,565	2,900	5,457	11,318	2,476	6,050
Global Services	726	2,290	4,098	6,185	1,036	2,523
Of which Professional Services	1,837	4,122	6,401	9,029	1,893	3,988
Of which Network Rollout	-1,111	-1,832	-2,303	-2,844	-857	-1,465
Support Solutions	-29	-312	-425	1,455	12	-366
Modems	—	—	—	-543	-745	-1,201
Unallocated 1)	-156	-307	-340	-570	-149	-377

Total	2,106	4,571	8,790	17,845	2,630	6,629

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2013				2014
	Q1	Q2	Q3	Q4	Q1	Q2
Networks	6%	5%	10%	17%	10%	12%
Global Services	3%	6%	8%	8%	5%	6%
Of which Professional Services	13%	14%	14%	14%	13%	13%
Of which Network Rollout	-16%	-9%	-6%	-6%	-16%	-9%
Support Solutions	-1%	-12%	-5%	37%	0%	-13%
Modems	—	—	—	—	—	—

Total	4%	4%	8%	14%	6%	7%

As percentage of net sales, Year to date	2013				2014
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan -Mar	Jan - Jun
Networks	6%	5%	7%	10%	10%	11%
Global Services	3%	5%	6%	6%	5%	6%
Of which Professional Services	13%	13%	13%	14%	13%	13%
Of which Network Rollout	-16%	-12%	-10%	-9%	-16%	-12%
Support Solutions	-1%	-7%	-6%	12%	0%	-7%
Modems	—	—	—	—	—	—

Total	4%	4%	5%	8%	6%	6%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses

Ericsson Second Quarter Report 2014	28

EBITA BY SEGMENT BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	2,302	2,074	3,320	6,525	3,052	4,156
Global Services	942	1,783	2,043	2,342	1,257	1,731
Of which Professional Services	2,009	2,443	2,466	2,820	2,073	2,289
Of which Network Rollout	-1,067	-660	-423	-478	-816	-558
Support Solutions	118	-132	38	2,076	192	-196
Modems	—	—	—	-499	-699	-416
Unallocated 1)	-155	-150	-32	-229	-149	-226

Total	3,207	3,575	5,369	10,215	3,653	5,049

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	2,302	4,376	7,696	14,221	3,052	7,208
Global Services	942	2,725	4,768	7,110	1,257	2,988
Of which Professional Services	2,009	4,452	6,918	9,738	2,073	4,362
Of which Network Rollout	-1,067	-1,727	-2,150	-2,628	-816	-1,374
Support Solutions	118	-14	24	2,100	192	-4
Modems	—	—	—	-499	-699	-1,115
Unallocated 1)	-155	-305	-337	-566	-149	-375

Total	3,207	6,782	12,151	22,366	3,653	8,702

EBITA MARGIN BY SEGMENT BY QUARTER

	2013				2014
As percentage of net sales, isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks	8%	7%	12%	19%	13%	14%
Global Services	4%	7%	9%	9%	6%	8%
Of which Professional Services	14%	15%	15%	15%	14%	14%
Of which Network Rollout	-16%	-8%	-5%	-6%	-15%	-9%
Support Solutions	5%	-6%	2%	41%	7%	-7%
Modems	—	—	—	—	—	—

Total	6%	6%	10%	15%	8%	9%

	2013				2014
As percentage of net sales, year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	8%	8%	9%	12%	13%	14%
Global Services	4%	6%	7%	7%	6%	7%
Of which Professional Services	14%	14%	15%	15%	14%	14%
Of which Network Rollout	-16%	-12%	-9%	-8%	-15%	-12%
Support Solutions	5%	0%	0%	17%	7%	0%
Modems	—	—	—	—	—	—

Total	6%	6%	8%	10%	8%	9%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses

Ericsson Second Quarter Report 2014	29

NET SALES BY REGION BY QUARTER

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
North America	15,773	15,341	14,453	13,772	12,215	15,179
Latin America	4,374	5,565	5,294	6,749	4,710	5,414
Northern Europe & Central Asia 1) 2)	2,283	2,708	2,949	3,678	2,436	2,717
Western & Central Europe 2)	4,349	4,522	4,399	5,215	4,381	4,582
Mediterranean 2)	5,271	6,159	5,659	7,067	4,785	5,487
Middle East	3,160	3,978	4,386	5,914	3,859	4,514
Sub Saharan Africa	2,131	2,653	2,693	2,572	1,813	1,886
India	1,606	1,279	1,280	1,973	1,695	1,645
North East Asia	6,054	6,642	6,053	8,649	4,908	6,406
South East Asia & Oceania	4,129	3,758	3,617	4,283	3,446	3,662
Other 1) 2)	2,902	2,726	2,198	7,160	3,257	3,357

Total	52,032	55,331	52,981	67,032	47,505	54,849

1) Of which in Sweden	1,020	1,276	798	1,333	999	1,008
2) Of which in EU	9,782	10,816	10,111	12,835	9,720	10,320

	2013				2014
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	-7%	-3%	-6%	-5%	-11%	24%
Latin America	-33%	27%	-5%	27%	-30%	15%
Northern Europe & Central Asia 1) 2)	-24%	19%	9%	25%	-34%	12%
Western & Central Europe 2)	-20%	4%	-3%	19%	-16%	5%
Mediterranean 2)	-25%	17%	-8%	25%	-32%	15%
Middle East	-38%	26%	10%	35%	-35%	17%
Sub Saharan Africa	-40%	24%	2%	-4%	-30%	4%
India	0%	-20%	0%	54%	-14%	-3%
North East Asia	-41%	10%	-9%	43%	-43%	31%
South East Asia & Oceania	-9%	-9%	-4%	18%	-20%	6%
Other 1) 2)	-3%	-6%	-19%	226%	-55%	3%

Total	-22%	6%	-4%	27%	-29%	15%

1) Of which in Sweden	-20%	25%	-37%	67%	-25%	1%
2) Of which in EU	-24%	11%	-7%	27%	-24%	6%

	2013				2014
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	23%	18%	3%	-19%	-23%	-1%
Latin America	-9%	6%	-2%	4%	8%	-3%
Northern Europe & Central Asia 1) 2)	0%	-19%	9%	23%	7%	0%
Western & Central Europe 2)	1%	10%	21%	-4%	1%	1%
Mediterranean 2)	14%	-1%	5%	0%	-9%	-11%
Middle East	0%	7%	21%	17%	22%	13%
Sub Saharan Africa	-3%	-5%	-4%	-28%	-15%	-29%
India	13%	-25%	-26%	23%	6%	29%
North East Asia	-34%	-21%	-28%	-16%	-19%	-4%
South East Asia & Oceania	22%	2%	3%	-5%	-17%	-3%
Other 1) 2)	2%	-13%	-34%	141%	12%	23%

Total	2%	0%	-3%	0%	-9%	-1%

1) Of which in Sweden	22%	0%	-52%	5%	-2%	-21%
2) Of which in EU	3%	-3%	-5%	-1%	-1%	-5%

Ericsson Second Quarter Report 2014	30

NET SALES BY REGION BY QUARTER (continued)

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
North America	15,773	31,114	45,567	59,339	12,215	27,394
Latin America	4,374	9,939	15,233	21,982	4,710	10,124
Northern Europe & Central Asia 1) 2)	2,283	4,991	7,940	11,618	2,436	5,153
Western & Central Europe 2)	4,349	8,871	13,270	18,485	4,381	8,963
Mediterranean 2)	5,271	11,430	17,089	24,156	4,785	10,272
Middle East	3,160	7,138	11,524	17,438	3,859	8,373
Sub Saharan Africa	2,131	4,784	7,477	10,049	1,813	3,699
India	1,606	2,885	4,165	6,138	1,695	3,340
North East Asia	6,054	12,696	18,749	27,398	4,908	11,314
South East Asia & Oceania	4,129	7,887	11,504	15,787	3,446	7,108
Other 1) 2)	2,902	5,628	7,826	14,986	3,257	6,614

Total	52,032	107,363	160,344	227,376	47,505	102,354

1) Of which in Sweden	1,020	2,296	3,094	4,427	999	2,007
2) Of which in EU	9,782	20,598	30,709	43,544	9,720	20,040

Year to date,	2013				2014
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
North America	23%	21%	14%	5%	-23%	-12%
Latin America	-9%	-1%	-2%	0%	8%	2%
Northern Europe & Central Asia 1) 2)	0%	-12%	-5%	2%	7%	3%
Western & Central Europe 2)	1%	6%	10%	6%	1%	1%
Mediterranean 2)	14%	6%	5%	4%	-9%	-10%
Middle East	0%	4%	10%	12%	22%	17%
Sub Saharan Africa	-3%	-4%	-4%	-11%	-15%	-23%
India	13%	-8%	-14%	-5%	6%	16%
North East Asia	-34%	-28%	-28%	-24%	-19%	-11%
South East Asia & Oceania	22%	12%	9%	5%	-17%	-10%
Other1) 2)	2%	-6%	-16%	22%	12%	18%

Total	2%	1%	0%	0%	-9%	-5%

1) Of which in Sweden	22%	9%	-18%	-12%	-2%	-13%
2) Of which in EU	3%	-1%	-2%	-2%	-1%	-3%

TOP 5 COUNTRIES IN SALES
			Q2		Jan - Jun
Country			2013	2014	2013	2014
UNITED STATES			27%	28%	28%	27%
CHINA			4%	6%	4%	5%
JAPAN			7%	4%	7%	4%
INDIA			2%	3%	3%	3%
KOREA			1%	3%	1%	3%

Ericsson Second Quarter Report 2014	31

NET SALES BY REGION BY SEGMENT

Revenue from Telcordia is reported 50/50 between segments Global Services and Support Solutions.

	Q2 2014					Jan - Jun 2014
SEK milion	Net- works	Global Services	Support Solutions	Modems	Total	Net- works	Global Services	Support Solutions	Modems	Total
North America	7,708	6,365	1,106	—	15,179	14,253	11,403	1,738	—	27,394
Latin America	2,615	2,643	156	—	5,414	5,050	4,681	393	—	10,124
Northern Europe & Central Asia	1,754	914	49	—	2,717	3,127	1,918	108	—	5,153
Western & Central Europe	1,830	2,592	160	—	4,582	3,624	5,050	289	—	8,963
Mediterranean	2,450	2,860	177	—	5,487	4,438	5,466	368	—	10,272
Middle East	2,541	1,776	197	—	4,514	4,349	3,648	376	—	8,373
Sub Saharan Africa	858	955	73	—	1,886	1,583	1,785	331	—	3,699
India	887	710	48	—	1,645	1,775	1,409	156	—	3,340
North East Asia	4,312	2,006	88	—	6,406	7,082	4,031	201	—	11,314
South East Asia & Oceania	1,814	1,724	124	—	3,662	3,676	3,216	216	—	7,108
Other	2,195	514	646	2	3,357	4,390	808	1,413	3	6,614

Total	28,964	23,059	2,824	2	54,849	53,347	43,415	5,589	3	102,354
Share of Total	53%	42%	5%	0%	100%	51%	43%	6%	0%	100%

	Q2 2014
Sequential change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	18%	26%	75%	—	24%
Latin America	7%	30%	-34%	—	15%
Northern Europe & Central Asia	28%	-9%	-17%	—	12%
Western & Central Europe	2%	5%	24%	—	5%
Mediterranean	23%	10%	-7%	—	15%
Middle East	41%	-5%	10%	—	17%
Sub Saharan Africa	18%	15%	-72%	—	4%
India	0%	2%	-56%	—	-3%
North East Asia	56%	-1%	-22%	—	31%
South East Asia & Oceania	-3%	16%	35%	—	6%
Other	0%	75%	-16%	100%	3%

Total	19%	13%	2%	100%	15%

	Q2 2014
Year over year change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	4%	-14%	126%	—	-1%
Latin America	-12%	15%	-45%	—	-3%
Northern Europe & Central Asia	8%	-11%	-17%	—	0%
Western & Central Europe	-6%	6%	17%	—	1%
Mediterranean	-16%	-7%	8%	—	-11%
Middle East	40%	-11%	15%	—	13%
Sub Saharan Africa	-31%	-16%	-73%	—	-29%
India	83%	-1%	-37%	—	29%
North East Asia	14%	-29%	52%	—	-4%
South East Asia & Oceania	-10%	6%	13%	—	-3%
Other	16%	69%	24%	—	23%

Total	3%	-7%	21%	—	-1%

	Jan - Jun 2014
Year over year change, percent	Net- works	Global Services	Support Solutions	Modems	Total
North America	-14%	-16%	78%	—	-12%
Latin America	1%	8%	-38%	—	2%
Northern Europe & Central Asia	8%	-3%	-12%	—	3%
Western & Central Europe	-6%	6%	14%	—	1%
Mediterranean	-17%	-5%	21%	—	-10%
Middle East	35%	5%	-15%	—	17%
Sub Saharan Africa	-33%	-9%	-31%	—	-23%
India	32%	5%	-21%	—	16%
North East Asia	-1%	-25%	39%	—	-11%
South East Asia & Oceania	-20%	5%	-1%	—	-10%
Other	13%	13%	40%	—	18%

Total	-5%	-6%	17%	—	-5%

Ericsson Second Quarter Report 2014	32

PROVISIONS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Opening balance	8,638	9,499	7,716	6,414	5,362	4,928
Additions	1,915	1,215	658	911	625	429
Utilization/Cash out	-758	-2,365	-1,534	-1,364	-977	-642
Of which restructuring	-324	-1,001	-457	-307	-512	-246
Reversal of excess amounts	-209	-586	-191	-575	-88	-297
Reclassification, translation difference and other	-87	-47	-235	-24	6	161

Closing balance	9,499	7,716	6,414	5,362	4,928	4,579

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Opening balance	8,638	8,638	8,638	8,638	5,362	5,362
Additions	1,915	3,130	3,788	4,699	625	1,055
Utilization/Cash out	-758	-3,123	-4,657	-6,021	-977	-1,619
Of which restructuring	-324	-1,325	-1,782	-2,089	-512	-758
Reversal of excess amounts	-209	-795	-986	-1,561	-88	-386
Reclassification, translation difference and other	-87	-134	-369	-393	6	167

Closing balance	9,499	7,716	6,414	5,362	4,928	4,579

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Additions
Property, plant and equipment	1,196	1,278	778	1,251	1,034	1,320
Capitalized development expenses	282	214	237	182	197	185
IPR, brands and other intangible assets	196	22	1,418	562	77	621

Total	1,674	1,514	2,433	1,995	1,308	2,126

Depreciation, amortization and impairment losses
Property, plant and equipment	1,008	983	1,008	1,210	1,004	1,048
Capitalized development expenses	303	342	388	374	333	315
IPR, brands and other intangible assets, etc.	1,100	1,111	1,150	1,160	1,023	1,051

Total	2,411	2,436	2,546	2,744	2,360	2,414

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS

CASH CONVERSION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net income	1,204	1,516	3,010	6,444	1,692	2,662
Net income reconciled to cash	1,598	3,483	4,398	12,523	3,237	5,862
Cash flow from operating activities	-2,970	4,291	1,459	14,609	9,402	2,054
Cash conversion	-185.9%	123.2%	33.2%	116.7%	290.5%	35%

NET CASH, END OF PERIOD
SEK million				Dec 31 2013	Mar 31 2014	Jun 30 2014
Cash and cash equivalents				42,095	38,096	33,088
+ Short term investments				34,994	41,779	35,310
- Borrowings, non-current				22,067	18,900	19,504
- Borrowings, current				7,388	5,737	3,525
- Post employment benefits				9,825	11,633	12,884
Net cash, end of period				37,809	43,605	32,485

Ericsson Second Quarter Report 2014	33

OTHER INFORMATION

		Apr - Jun		Jan - Jun		Jan - Dec
		2013	2014	2013	2014	2013
Number of shares and earnings per share
Number of shares, end of period (million)		3,305	3,305	3,305	3,305	3,305
Of which class A-shares (million)		262	262	262	262	262
Of which class B-shares (million)		3,043	3,043	3,043	3,043	3,043
Number of treasury shares, end of period (million)		80	69	80	69	74
Number of shares outstanding, basic, end of period (million)		3,225	3,236	3,225	3,236	3,231
Numbers of shares outstanding, diluted, end of period (million)		3,257	3,268	3,257	3,268	3,262
Average number of treasury shares (million)		81	70	82	71	79
Average number of shares outstanding, basic (million)		3,224	3,235	3,223	3,234	3,226
Average number of shares outstanding, diluted (million) 1)		3,256	3,268	3,255	3,266	3,257
Earnings per share, basic (SEK)		0.46	0.80	0.83	1.45	3.72
Earnings per share, diluted (SEK) 1)		0.45	0.79	0.82	1.44	3.69
Earnings per share (Non-IFRS), diluted (SEK) 2)		0.69	1.02	1.30	1.90	4.69
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)		0.88	1.07	1.88	1.98	5.62
Ratios
Days sales outstanding		—	—	103	113	97
Inventory turnover days		73	68	73	70	62
Payable days		50	57	55	61	53
Equity ratio (%)		—	—	51.2%	52.0%	52.6%
Return on equity (%)		4.4%	7.4%	4.0%	6.8%	8.7%
Return on capital employed (%)		6.3%	9.7%	5.8%	8.2%	10.7%
Capital turnover (times)		1.3	1.2	1.2	1.2	1.3
Cash conversion %, end of period		123.2%	35.0%	26.0%	125.9%	79.0%
Payment readiness, end of period		—	—	74,246	78,316	82,631
Payment readiness, as percentage of sales		—	—	34.6%	38.3%	36.3%
Exchange rates used in the consolidation
SEK/EUR - average rate		—	—	8.56	8.98	8.67
- closing rate		—	—	8.79	9.18	8.90
SEK/USD - average rate		—	—	6.53	6.55	6.52
- closing rate		—	—	6.73	6.72	6.46
Other
Regional inventory, end of period,		20,284	17,339	20,284	17,339	14,652
Export sales from Sweden		23,555	28,157	49,709	52,235	108,944

1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2) Excluding amortizations and write-downs of acquired intangibles

NUMBER OF EMPLOYEES
	2013				2014
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
North America	15,404	15,047	14,825	14,931	14,902	15,306
Latin America	11,153	11,412	11,402	11,445	9,731	11,179
Northern Europe & Central Asia 1)	21,043	21,148	22,038	21,892	21,484	21,476
Western & Central Europe	11,118	11,235	11,612	11,530	11,455	12,624
Mediterranean	12,015	12,405	12,350	12,314	12,253	12,475
Middle East	3,951	3,951	3,766	3,752	3,749	3,736
Sub Saharan Africa	1,967	2,101	2,081	2,084	2,094	2,284
India	14,588	16,183	16,978	17,622	17,991	18,495
North East Asia	14,088	14,059	14,625	14,503	13,490	13,448
South East Asia & Oceania	4,321	4,264	4,312	4,267	4,234	4,359

Total	109,648	111,805	113,989	114,340	111,383	115,382

1) Of which in Sweden	17,550	17,264	18,008	17,858	17,545	17,497

Ericsson Second Quarter Report 2014	34

RESTRUCTURING CHARGES BY FUNCTION

	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	-698	-707	-600	-652	-82	-116
Research and development expenses	-552	-117	-64	-139	-19	-80
Selling and administrative expenses	-589	-110	-55	-170	-29	-47

Total	-1,839	-934	-719	-961	-130	-243

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Cost of sales	-698	-1,405	-2,005	-2,657	-82	-198
Research and development expenses	-552	-669	-733	-872	-19	-99
Selling and administrative expenses	-589	-699	-754	-924	-29	-76

Total	-1,839	-2,773	-3,492	-4,453	-130	-373

RESTRUCTURING CHARGES BY SEGMENT
	2013				2014
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-1,251	-316	-299	-316	-93	-128
Global Services	-385	-586	-410	-616	-32	-81
Of which Professional Services	-270	-389	-290	-420	-25	-63
Of which Network Rollout	-115	-197	-120	-196	-7	-18
Support Solutions	-111	-34	-11	-30	-5	-34
Modems	—	—	—	—	—	—
Unallocated	-92	2	1	1	0	—

Total	-1,839	-934	-719	-961	-130	-243

	2013				2014
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	-1,251	-1,567	-1,866	-2,182	-93	-221
Global Services	-385	-971	-1,381	-1,997	-32	-113
Of which Professional Services	-270	-659	-949	-1,369	-25	-88
Of which Network Rollout	-115	-312	-432	-628	-7	-25
Support Solutions	-111	-145	-156	-186	-5	-39
Modems	—	—	—	—	—	—
Unallocated	-92	-90	-89	-88	—	—

Total	-1,839	-2,773	-3,492	-4,453	-130	-373

Ericsson Second Quarter Report 2014	35